Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Nine Months Ended August 30, 2008	Fiscal Year
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$77,264	$136,887	$94,037	$73,400	$36,132	$44,198
Add:
Interest expense	11,153	13,589	17,824	13,213	14,650	15,514
Interest portion of rental expense	319	625	987	1,181	1,158	1,207
Distributed earnings of 20-50% owned companies	—	—	—	—	—	—

Total earnings available for fixed charges	$88,736	$151,101	$112,848	$87,794	$51,940	$60,919

Fixed charges:
Interest on debt	$10,999	$12,920	$17,526	$12,674	$14,490	$14,573
Interest portion of rental expense	319	625	987	1,181	1,158	1,207

Total fixed charges	$11,318	$13,545	$18,513	$13,855	$15,648	$15,780

Ratio of earnings to fixed charges	7.8	11.2	6.1	6.3	3.3	3.9

Ratio of earnings to fixed charges and preferred stock dividends:
Total fixed charges, as above	$11,318	$13,545	$18,513	$13,855	$15,648	$15,780
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	—

Total fixed charges and preferred stock dividends	$11,318	$13,545	$18,513	$13,855	$15,648	$15,780

Earnings available for fixed charges and preferred stock dividends	$88,736	$151,101	$112,848	$87,794	$51,940	$60,919

Ratio of earnings to fixed charges and preferred stock dividends	7.8	11.2	6.1	6.3	3.3	3.9